SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	CONTACTS:	Patricia Roquebert - Panama
(507) 304-2672
Carmina Reyes - U.S.
(210) 222-1933

COPA AIRLINES TAKES DELIVERY OF EMBRAER AIRCRAFT

Panama, November 18, 2008 -- Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), has taken delivery of its 15th Embraer 190 aircraft.

The acquisition of the Brazilian-made Embraer brings Copa’s fleet total to 42 aircraft, and maintains its position among the youngest fleets in the region, with an average age of 4.2 years. In addition to its 15 Embraer jets, Copa operates 27 Boeing 737 Next Generation aircraft.

“The new Embraer 190 aircraft combines advanced navigation technology with a seating configuration that provides greater comfort for our passengers,” said Pedro Heilbron, CEO, Copa Airlines. “Both features are essential to offering world-class service to our customers.”

The Embraer 190 is an important part of the airline’s growth plan, which includes acquisition of aircraft equipped with technology designed to reduce greenhouse gas emissions.

The Embraer 190 has seating capacity for 94 passengers, 10 in Business Class (Clase Ejecutiva) and 84 in the main cabin. The main cabin is configured with two seats on each side of the aisle without a middle seat.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero República operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  Aero República, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogotá, Bucaramanga, Cali and Medellin.  For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 11/18/2008
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO